[K&L GATES LETTERHEAD]

January 11, 2010

Via EDGAR and Overnight Delivery
Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3030
Washington, DC 20549

Re:	China Electric Motor, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 4, 2009
File No. 333-162459

Dear Ms. Fisher:

On behalf of China Electric Motor, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to the registration statement on Form S-1 that was originally filed on October 14, 2009, as amended by Amendment No. 1 filed on October 19, 2009 and Amendment No. 2 filed on December 4, 2009.  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2.  We have been advised that changes in Amendment No. 3 compared against Amendment No. 2, as submitted herewith in electronic format, have been tagged. We intend to request that the registration statement be declared effective on January 20, 2010.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated December 15, 2009.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Share Exchange, page 3

1.	Comment. We note your response to prior comment 5. Please expand the third paragraph of this section to identify the unaffiliated third party who received $250,000 and the reason for the payment.

Response.  The Company has revised the third paragraph to the above-referenced section to identify the unaffiliated third party and the reason for the payment.

Peggy Fisher
January 11, 2010

2.
Comment.  We note your response to prior comment 9.  Please expand the disclosure here to explain the extent to which your officers and directors are also officers and/or directors of related entities, including Excel Profit, Attainment, Luck Loyal, and Shenzhen YuePengCheng.  Also disclose the individual who is the sole shareholder in Excel Profit.

Response:  The Company has revised the disclosure to explain the extent to which its officers and directors are also officers and/or directors of related entities and to identify the sole shareholder of Excel Profit.

Corporate Structure, page 4

3.	Comment. Disclosure your response to comment 8 in the filing.

Response.  The Company has revised the disclosure to add its response to prior comment 8 in the filing.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5000 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:          Yue Wang, China Electric Motor Inc., Chief Executive Officer